Dorsey & Whitney LLP Letterhead
July 7, 2010
Mr. Daniel Morris
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington D.C., 20549

Re:	ATS Medical, Inc. Revised Preliminary Proxy Statement on Schedule 14A, filed June 22, 2010 File No. 000—18602
Dear Mr. Morris:
     On behalf of ATS Medical, Inc. (the “Company”), this letter responds to the comments received by the Company from you on behalf of the staff of the Division of Corporation Finance (“the “Staff”) of the Securities and Exchange Commission (the “Commission”), in a letter dated June 30, 2010 (the “Comment Letter”) regarding the revised preliminary proxy statement on Schedule 14A filed by the Company on June 22, 2010 (the “First Revised Preliminary Proxy Statement”). The First Revised Preliminary Proxy Statement was filed in response to comments received by the Company from the Commission in a letter dated June 14, 2010 regarding the preliminary proxy statement on Schedule 14A filed by the Company on May 25, 2010. Concurrently herewith, the Company is filing with the Commission a second revised preliminary proxy statement on Schedule 14A (the “Second Revised Preliminary Proxy Statement”). The changes made in the Second Revised Preliminary Proxy Statement are principally in response to the Staff’s comments as set forth in the Comment Letter, and to update the disclosure to reflect information that has changed since the filing of the First Revised Preliminary Proxy Statement. To facilitate the Staff’s review, the Company is also transmitting to the Commission a hard copy of the Second Revised Preliminary Proxy Statement, both in clean and marked form to show changes made since the filing of the First Revised Preliminary Proxy Statement.
     For ease of reference in this letter, the comments contained in the Comment Letter appear directly above each Company response.
Class Action Complaints Relating to the Merger, page 37
     1. Staff Comment: “We note your response to prior comment 2. Please provide us copies of all court filings made by you and other parties in connection with the legal proceedings disclosed in this section as well as any related dispositions made by the courts. Please note your continued obligation to update your disclosure regarding material litigation, including the relevant procedural posture of each suit.”

Securities and Exchange Commission
July 7, 2010

     Company Response: As requested, we have supplementally provided to you copies of all court filings that, to our knowledge, have been made as of the date of this letter by the Company and other parties in connection with the legal proceedings disclosed in this section. Please be advised that after the First Revised Preliminary Proxy Statement was filed, the Company became aware that an additional class action complaint had been filed. Accordingly, new disclosure is included in this section of the Second Revised Preliminary Proxy Statement to describe the new class action complaint, and all court filings relating to this complaint were included in the materials supplementally provided to you. The disclosure has also been updated to reflect the current procedural posture of each suit. As of the date of this letter, the Company is not aware of any dispositions made by the relevant courts in connection with the legal proceedings disclosed in this section of the Second Revised Preliminary Proxy Statement. The Company acknowledges its continued obligation to update its disclosure regarding material litigation, including the relevant procedural posture of each suit.
Effect on Capital Stock, page 39
     2. Staff Comment: “Please disclose the agreed-upon thresholds referenced in item (i) of the spillover paragraph at the bottom off page 39.”
     Company Response: As requested, the Company has revised the referenced disclosure, which appears beginning on page 41 of the Second Revised Preliminary Proxy Statement, to disclose the relevant agreed-upon thresholds.
     3. Staff Comment: “We note your reference in the first full paragraph on page 40 to the reasonable margin of error that you negotiated with respect to the number of common stock, options, warrants and restricted stock set forth in your records. Please disclose the margin of error, clarify whether the agreed-upon thresholds include the margin of error, and tell us how you determined that the margin of error was reasonable.”
     Company Response: As requested, the Company has revised the referenced disclosure, which begins on page 42 of the Second Revised Preliminary Proxy Statement, to disclose the margin of error relating to the number of shares of common stock, options, warrants and restricted stock units (“RSUs”), and to clarify whether or not each agreed-upon threshold included a margin for error. The Company believes its revised disclosure provides an explanation of how it determined that the applicable margins for error were reasonable. In addition, the Company notes that it believes its corporate records relating to outstanding shares of common stock, options, warrants and RSUs are accurate and complete, and relied on such accuracy and completeness in determining that the agreed-upon thresholds and margins for error were reasonable.
     Common Stock. When determining the appropriate threshold for shares of common stock outstanding, the Company made what it believed to be a conservative estimate regarding the number of shares of its common stock that it would be obligated to issue under its 1998 Employee Stock Purchase Plan (the “ESPP”) with respect to the final purchase period

Securities and Exchange Commission
July 7, 2010

thereunder, which ended on April 30, 2010, and also negotiated for an additional margin for error of 25,000 shares. As of the date of the merger agreement, the Company did not intend (and does not currently intend) to issue any other shares of common stock other than upon the proper exercise of options and warrants and proper vesting of RSUs, and under the terms of the merger agreement such issuances are not counted for purposes of determining whether the common stock threshold has been exceeded. As noted in the Company’s revised disclosure, the actual number of shares issued pursuant to the ESPP following the final purchase period was lower than the Company’s estimate such that the margin for error as of June 30, 2010, the date of the Comment Letter, was 26,172 shares (1,172 shares more than the margin as of the date of the merger agreement).
     Options and Warrants. When determining the appropriate threshold for options and warrants, the Company relied primarily on its belief that its corporate records relating to outstanding options and warrants were accurate and complete. The Company was also aware that certain out of the money options were unlikely to be exercised and were likely to expire before the effective time of the merger, and in addition, the Company did not intend (and does not currently intend) to issue any new options or warrants prior to the effective time of the merger. Accordingly, the Company was comfortable with the fact that there was no margin for error as of the date of the merger agreement. As noted in the Company’s revised disclosure, as of June 30, 2010, the date of the Comment Letter, the margin for error with respect to options and warrants had increased to 100,100 as a result of the expiration and forfeiture of certain options after the date of the merger agreement. At the time the merger agreement was signed, the Company had determined that it was reasonable for Medtronic to expect that the exercise prices of the Company’s outstanding options and warrants at the time of the merger would not differ from the exercise prices set forth on the confidential disclosure letter exchanged by the Company and Medtronic in connection with signing the merger agreement. Accordingly, and in reliance on its belief in the accuracy and completeness of its corporate records, the Company did not negotiate for a margin for error with respect to such exercise prices.
     Restricted Stock Units. When determining the appropriate threshold for RSUs, the Company negotiated for a margin of 150,666 RSUs because it expected to award a total of 40,000 RSUs to new employees after the date of the merger agreement, and to award RSUs equal to $45,000 (based on the closing price of the Company’s common stock on the date of grant) to its six non-employee directors following their re-election at the Company’s 2010 Annual Meeting of Shareholders in accordance with its director compensation policy. The Company estimated the number of RSUs to be issued to these non-employee directors conservatively at 110,666, but based on the closing price of the Company’s common stock on the date of grant, the Company ultimately issued fewer RSUs. Additionally, certain RSUs were forfeited by an employee who resigned from the Company after the date of the merger agreement. Consequently, the margin for error as of June 30, 2010 relating to RSUs was 48,937 RSUs. The Company does not expect to make any additional grants of RSUs prior to the effective time of the merger, and accordingly feels the existing threshold and margin are reasonable.

Securities and Exchange Commission
July 7, 2010

     We call your attention to the fact that the actual number of RSUs outstanding as of June 30, 2010 was much lower than the permitted threshold because an aggregate of 252,956 RSUs had vested since the date of the merger agreement and have been issued as shares of the Company’s common stock (the holders of which will be entitled to merger consideration for those shares in connection with the merger). Accordingly, as noted above the margin for error relating to outstanding RSUs is 48,937 RSUs, not 301,893 RSUs.
     4. Staff Comment: “We note that in response to prior comment 3 you have indicated that you must exceed the permitted third party expenses cap by $765,000 in order to reduce the merger consideration by $0.01 per share. Please provide similar disclosure illustrating the effect of exceeding the agreed-upon thresholds (referenced in the comment 3 above).”
     Company Response: In response to the Staff’s comment, the Company has revised its disclosure beginning on page 42 of the Second Revised Preliminary Proxy Statement to illustrate the effect of exceeding the agreed-upon thresholds relating to the shares of common stock, options, warrants and RSUs reflected in the Company’s records. In addition, the Company has added disclosure on page 41 to explain that under the merger agreement, if the per share merger consideration is reduced it would be calculated and rounded to five decimal places, with the fifth decimal place rounded up if the sixth decimal place is 5 or more. Accordingly, the Company has revised and enhanced its disclosure regarding the amount by which it must exceed the permitted third party expenses cap in order to reduce the merger consideration to describe the amount of additional fees that would have to be incurred in order to reduce the merger consideration by $0.01 per share (to $3.99 per share) and by $0.00001 per share (to $3.99999 per share). The Company has included similar disclosure with respect to the agreed-upon thresholds relating to the shares of common stock, options, warrants and RSUs reflected in the Company’s records.
     5. Staff Comment: “The meaning of the term ‘third-party expenses’ remains unclear. Please clarify.”
     Company Response: The term “Third Party Expenses” is defined in the merger agreement as expenses incurred, or to be incurred through the effective time of the merger, by the Company in connection with the merger agreement or the transactions contemplated thereby, including, without limitation, all legal, accounting, investment banking, broker, financial advisory, consulting and all other fees and expenses of third parties. In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Second Revised Preliminary Proxy Statement to refer to this definition.
Bridge Financing, page 53
     6. Staff Comment: “Please briefly describe the events of default which permit Medtronic to accelerate repayment of amounts outstanding under the promissory note.”

Securities and Exchange Commission
July 7, 2010

     Company Response: As requested, we have enhanced our disclosure regarding the bridge loan financing, beginning on page 57 of the Second Revised Preliminary Proxy Statement, to reflect the events of default provided for in the promissory note delivered by the Company to Medtronic that, if triggered, would permit Medtronic to accelerate repayment of amounts outstanding under the promissory note.
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     Enclosed please find a letter from the Company which provides the three acknowledgements requested from the Company in the Comment Letter.
     The Company believes that the responses set forth above are fully responsive to the Commission’s comments but remains available to discuss with you at your earliest convenience any additional questions the Staff may have regarding the Company’s disclosures. Please feel free to call me directly at (612) 340–7802, or, in my absence, Shawna Anderson at (612) 752–7309.

Sincerely,

/s/ Timothy S. Hearn
Timothy S. Hearn

cc:	Michael D. Dale, Chief Executive Officer, ATS Medical, Inc. Michael R. Kramer, Chief Financial Officer, ATS Medical, Inc.